News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 21, 2021

Manulife Financial Corporation announces Dividend Rates on Non-cumulative Rate Reset Class 1 Shares Series 3 and Non-cumulative Floating Rate Class 1 Shares Series 4

TORONTO – Manulife Financial Corporation (“Manulife”) today announced the applicable dividend rates for its Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) (TSX: MFC.PR.F) and Non-cumulative Floating Rate Class 1 Shares Series 4 (the “Series 4 Preferred Shares") (TSX: MFC.PR.P).
With respect to any Series 3 Preferred Shares that remain outstanding after June 19, 2021, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 20, 2021, and ending on June 19, 2026, will be 2.34800% per annum or $0.146750 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at May 21, 2021, plus 1.41%, as determined in accordance with the terms of the Series 3 Preferred Shares.
With respect to any Series 4 Preferred Shares that remain outstanding after June 19, 2021, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the three-month period commencing on June 20, 2021, and ending on September 19, 2021, will be 0.38363% (1.52200% on an annualized basis) or $0.095908 per share, being equal to the sum of the three-month Government of Canada Treasury bill yield as at May 21, 2021, plus 1.41%, as determined in accordance with the terms of the Series 4 Preferred Shares.
Beneficial owners of Series 3 Preferred Shares and Series 4 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on June 4, 2021. The news release announcing such conversion right was issued on April 22, 2021 and can be viewed on SEDAR or Manulife’s website. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1‑800‑783‑9495.
The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and our global wealth and asset management segment, Manulife Investment Management, serves individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of March 31, 2021, we had CAD$1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416 819-6938 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com